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                              November 24, 2020

       William F. Feehery
       Chief Executive Officer
       Certara, Inc.
       100 Overlook Center, Suite 101
       Princeton, NJ 08540

                                                        Re: Certara, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 18,
2020
                                                            File No. 333-250182

       Dear Mr. Feehery:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 4, 2020.

       Registration Statement on Form S-1

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Equity-Based Compensation Expense, page 61

   1. We note the revisions made in response to prior comment 15. As previously requested, in this section, please
disclose the number of vested shares of common stock and unvested restricted shares of
common stock into which the vested and unvested Class B Units will be converted into upon
the adoption of the 2020 Incentive Plan in connection with the offering. In addition,
please address the vesting terms of the unvested restricted shares of
 William F. Feehery
Certara, Inc.
November 24, 2020
Page 2
      common stock for which the performance-based vesting Class B Units will be exchanged into, as noted from your discussion on page 108. Also, please ensure that you disclose the incremental amount of compensation expense to be recognized upon the modification of the vesting terms.
Notes to the Consolidated Financial Statements
Note 14. Income Taxes, page F-28

2. We note your response to prior comment 21. Please further explain the nature of the change in your total valuation allowance from 2018 to 2019. Specifically, explain how additional deferred tax assets for net operating losses contributed to the increase in your valuation allowance, considering the significant decrease in both the total net operating loss carryforwards and the related amount of your gross deferred tax assets. Also provide us with the components of your valuation allowance as of December 31, 2018 to support your explanation of the changes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam F. Feehery
                                                           Division of
Corporation Finance
Comapany NameCertara, Inc.
                                                           Office of Technology
November 24, 2020 Page 2
cc:       William B. Brentani, Esq.
FirstName LastName